Exhibit 99.1

ARD Finance S.A.

Launch of $2.2 billion equivalent ($/EUR) Financing

ARD Finance S.A. (“ARD Finance”) announces that it intends to raise $2,215 million equivalent ($/EUR) of debt financing, through an offering of Senior Secured Toggle Notes due 2027 (the “Notes”).

Proceeds from this offering will be used to fund the redemption of (i) the Senior Secured 8.750% PIK Notes due 2023 issued by ARD Securities Finance SARL, at an accreted amount of $399 million, and (ii) the €845 million 6.625% / 7.375% Senior Secured Toggle Notes due 2023 and $770 million 7.125% / 7.875% Senior Secured Toggle Notes due 2023 issued by ARD Finance, together with optional redemption premium, accrued interest and related fees and expenses.

ARD Finance owns approximately 92% of Ardagh Group S.A. (NYSE: ARD). In the twelve months ended September 30, 2019, pro forma for the disposition of its Food & Specialty business, Ardagh Group S.A. recorded revenue and Adjusted EBITDA of $6,668 million and $1,178 million respectively. Leverage of Ardagh Group S.A. is unaffected by this intended financing, with its parent company debt maturities extended from 2023 to 2027.

Ardagh Group S.A. is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people, with sales of $7bn.

Investors:john.sheehan@ardholdings-sa.com

November 4, 2019

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.